UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yse ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yse ☐               No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2021 Results

ICL Reports Outstanding Third Quarter 2021 Results and Raises Guidance

Another record quarter for specialties, with continued commodity upside

Tel Aviv, Israel, November 4, 2021 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the third quarter ended September 30, 2021. Consolidated sales of $1,790 million were up 49% year-over-year versus $1,204 million. Operating income of $321 million was up more than 220% and broke an eight-year record, while adjusted operating income of $315 million was up nearly 200%. Net income of $225 million was up 317%, while adjusted net income of $215 million was up 271%. Adjusted EBITDA of $421 million was up 86% over $226 million.

ICL’s quarterly results were once again driven by its specialties businesses, and the company also benefitted from continued commodity upside. The strong performance was supported by increased demand and higher prices in most markets, and despite higher overall costs and global supply chain challenges.

“ICL delivered outstanding results, including the fourth consecutive quarter of bottom-line improvement. All four of our businesses contributed, with each of them reporting double-digit growth in sales, operating profit and EBITDA, driven by our strengthening specialties product portfolio and commodity tail winds. While our Innovative Ag Solutions division delivered double-digit organic growth, our recent Brazilian acquisitions helped balance the traditional seasonality of this business and drove a nearly 125% year-over-year improvement in total IAS sales and an increase in EBITDA of more than 300%,” said Raviv Zoller, president and CEO of ICL.

Due to another quarter of strong results and continuing improvements in market conditions, ICL is raising its expectations for full year adjusted EBITDA to a range of $1,450 million to $1,500 million. (1a)

 ICL Group Limited Q3 2021 Results 1

Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the nine and three-month periods ended September 30, 2021 (Interim Financial Statements) and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Operating and Financial Review and Prospects contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and Non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals and chemicals company that creates impactful solutions for humanity’s sustainability challenges in global food, agriculture, and industrial markets. ICL leverages its unique bromine, potash and phosphate resources, its professional employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs over 12,000 people worldwide, and its 2020 revenues totaled approximately $5 billion. For more information, visit the Company's website at www.icl-group.com1.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q3 2021 Results 2

Financial Figures and non-GAAP Financial Measures

7-9/2021		7-9/2020		1-9/2021		1-9/2020		1-12/2020
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,790	-	1,204	-	4,917	-	3,726	-	5,043	-
Gross profit	689	38	365	30	1,754	36	1,085	29	1,490	30
Operating income	321	18	100	-	749	15	63	-	202	4
Adjusted operating income (1)	315	18	106	9	736	15	366	10	509	10
Net income (loss) attributable to the shareholders of the Company	225	13	54	-	500	10	(54)	-	11	-
Adjusted net income - shareholders of the Company (1)	215	12	58	5	485	10	190	5	258	5
Diluted earnings (loss) per share (in dollars)	0.17	-	0.04	-	0.39	-	(0.04)	-	0.01	-
Diluted adjusted earnings per share (in dollars) (2)	0.17	-	0.05	-	0.38	-	0.15	-	0.20	-
Adjusted EBITDA (2)	421	24	226	19	1,067	22	722	19	990	20
Cash flows from operating activities	273	-	203	-	721	-	546	-	804	-
Purchases of property, plant and equipment and intangible assets (3)	128	-	143	-	426	-	443	-	626	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See “Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders. Other companies may calculate similarly titled non‑IFRS financial measures differently than the Company.

ICL Group Limited Q3 2021 Results 3

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

ICL Group Limited Q3 2021 Results 4

Adjustments to Reported Operating and Net income (non-GAAP)

7-9/2021	7-9/2020	1-9/2021	1-9/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Operating income	321	100	749	63	202
Divestment related items and transaction costs from acquisitions (1)	(6)	-	(6)	-	-
Impairment and disposal of assets, provision for closure and restoration costs (2)	-	6	1	225	229
Judicial proceedings (3)	-	-	(8)	-	-
Provision for early retirement (4)	-	-	-	78	78
Total adjustments to operating income	(6)	6	(13)	303	307
Adjusted operating income	315	106	736	366	509
Net income (loss) attributable to the shareholders of the Company	225	54	500	(54)	11
Total adjustments to operating income	(6)	6	(13)	303	307
Total tax impact of the above operating income	(4)	(2)	(2)	(59)	(60)
Total adjusted net income - shareholders of the Company	215	58	485	190	258

(1)
For 2021, reflects a capital gain related to the divestment of the Zhapu site (China) from the Industrial Products segment, which was offset by an earnout adjustment relating to prior years' divestment, as well as transaction costs relating to the acquisitions in Brazil.

(2)
For 2021, reflects a disposal of an initial investment that will not materialize in Spain and an increase in restoration costs, which was offset by a reversal of impairment due to the strengthening of phosphate prices, both in Rotem Amfert Israel.

For 2020, reflects an impairment and write-off of certain assets in Rotem Amfert Israel, following low phosphate prices and the discontinuation of the unprofitable production and sale of phosphate rock activity, which also led to an increase in the provision for asset retirement obligation (ARO) and in facility restoration costs. In addition, it reflects an impairment of assets and an increase in closure costs resulting from closure of the Sallent site (Vilafruns) in Spain.

(3)
For 2021, reflects a reversal of a VAT provision following a court ruling in Brazil, less reimbursement of arbitration costs related to the Ethiopian potash project. For further information, see "Legal Proceedings" below.

(4)
For 2020, this reflects an increase in the provision following the implementation of an efficiency plan, primarily through an early retirement plan, at Israeli production facilities (Rotem Amfert Israel, Bromine Compounds and Dead Sea Magnesium).

ICL Group Limited Q3 2021 Results 5

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

7-9/2021	7-9/2020	1-9/2021	1-9/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss) attributable to the shareholders of the Company	225	54	500	(54)	11
Financing expenses, net	34	29	84	112	158
Provision for income taxes	45	14	132	1	25
Minority and equity income, net (1)	17	3	33	4	8
Operating income	321	100	749	63	202
Minority and equity income, net (2)	(17)	(3)	(33)	(4)	(8)
Depreciation and amortization	123	123	364	360	489
Adjustments (3)	(6)	6	(13)	303	307
Total adjusted EBITDA	421	226	1,067	722	990

(1)	Calculated by deducting the share in earnings of equity-accounted investees and adding the net income attributable to non-controlling interests.

(2)	Calculated by adding the share in earnings of equity-accounted investees and deducting the net income attributable to non-controlling interests.

(3)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

7-9/2021	7-9/2020	1-9/2021	1-9/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss) attributable to the shareholders of the Company	225	54	500	(54)	11
Adjustments (1)	(6)	6	(13)	303	307
Total tax impact of the above Operating Income & Finance expenses adjustments	(4)	(2)	(2)	(59)	(60)
Adjusted net income - shareholders of the Company	215	58	485	190	258
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,287,267	1,280,403	1,285,875	1,280,190	1,280,273
Diluted adjusted earnings per share (in dollars) (2)	0.17	0.05	0.38	0.15	0.20

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

ICL Group Limited Q3 2021 Results 6

Statement regarding COVID-19

Since the World Health Organization declared the coronavirus (COVID-19) a pandemic in March 2020, and recommended containment and mitigation measures worldwide, the pandemic continued to spread and has introduced significant business and economic uncertainty and volatility to global markets. Accordingly, there has been a significant decline in global economic activity, partially due to preventative measures taken by various governmental organizations around the world. As at the report date, the pandemic continues to cause business and economic uncertainty and volatility in global markets. Certain countries, including India and Brazil, have been experiencing additional waves of outbreaks having an even more severe impact than previous waves. At the same time, there is a recovery trend in the volume of economic activity around the world, depending on the pace of recovery from the pandemic in the various countries. Israel is showing a recovery and a decrease in COVID-19 infection and morbidity rates, which have led to removal of most restrictions.

We continue to take measures to ensure the health and safety of our employees in all our facilities and offices, as well as those of our suppliers, our business partners, and the communities in which we operate, to maintain the level of operations throughout our various facilities around the world, and to minimize the pandemic’s potential impact on our business.

In the nine-month period ended September 30, 2021, we have not experienced material delays in production or distribution, despite significant global logistics challenges, as manufacturing operations in our Israeli facilities continued at full production levels. In addition, at the Company's sites around the world, production remains largely uninterrupted.

During 2021, the Industrial Products segment and the Phosphate Solutions segment have experienced significant recovery in most markets, achieving all-time records in quarterly sales and operating income, driven by strong demand for the segments' products. At this stage, the Company continues to respond to the evolving business environment, adjusting to rapidly changing conditions taking appropriate measures to further enhance operational efficiency and profitability. The Company is unable to accurately assess the full future impact of COVID‑19 on its operations, due to, among other factors, the increased volatility in global markets, the uncertainty regarding the duration of the pandemic, the extent of its impact on the markets in which the Company operates and on emerging markets especially, and the potential for additional countermeasures that may be taken by governments and central banks.

For further information, see “Item 3 - Key Information— D. Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 2, 2021.

ICL Group Limited Q3 2021 Results 7

Consolidated Results Analysis

Results analysis for the period July – September 2021

Sales	Expenses	Operating income
$ millions

Q3 2020 figures	1,204	(1,104)	100
Total adjustments Q3 2020*	-	6	6
Adjusted Q3 2020 figures	1,204	(1,098)	106
New Brazilian Businesses' contribution	177	(144)	33
Quantity	102	(56)	46
Price	286	-	286
Exchange rates	21	(38)	(17)
Raw materials	-	(82)	(82)
Energy	-	(4)	(4)
Transportation	-	(51)	(51)
Operating and other expenses	-	(2)	(2)
Adjusted Q3 2021 figures	1,790	(1,475)	315
Total adjustments Q3 2021*	-	6	6
Q3 2021 figures	1,790	(1,469)	321

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
New Brazilian businesses' contribution – In January 2021, the Company completed the acquisition of Agro Fertiláqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, and in July 2021, the acquisition of the South American Plant Nutrition business of Compass Minerals América do Sul S.A. (hereinafter - ADS).

-	Quantity – The positive impact on operating income was primarily due to higher sales volumes of bromine-based industrial solutions, bromine-based flame retardants and acids.

-
Price - The positive impact on operating income was primarily due to an increase in the selling prices of phosphate fertilizers, an increase of $97 in the average realized price per tonne of potash, a record level of elemental bromine prices in China and higher selling prices of bromine and phosphorus-based flame retardants.

-
Exchange rates – The unfavorable impact on operating income was primarily due to the appreciation of the average exchange rate of the Israeli shekel and the British pound against the dollar, which increased operational costs. This was partly offset by the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar.

-
Raw materials – The negative impact on operating income was primarily due to higher prices of sulphur consumed during the quarter, as well as higher prices of raw materials used in the production of bromine and phosphorus-based flame retardants.

-	Transportation – The negative impact on operating income was primarily due to higher marine transportation costs.

ICL Group Limited Q3 2021 Results 8

The following table sets forth sales by geographical regions based on the location of the customers:

7-9/2021	7-9/2020
$ millions	% of Sales	$ millions	% of Sales

Europe	495	28	411	34
Asia	476	27	360	30
North America	291	16	194	16
South America	425	24	129	11
Rest of the world	103	5	110	9
Total	1,790	100	1,204	100

-
Europe – The increase in sales is primarily due to higher selling prices of phosphate and potash fertilizers, as well as specialty agriculture products, together with the positive impact of the appreciation of the average exchange rate of the euro against the dollar. The increase was partly offset by lower sales volumes of phosphate fertilizers.

-
Asia – The increase in sales is primarily due to an increase in sales volumes and selling prices of bromine‑based flame retardants, bromine industrial solutions products, higher selling prices of phosphate fertilizers and acids, and an increase in the selling price of potash, together with the positive impact of the appreciation of the average exchange rate of the Chinese yuan against the dollar. The increase was partly offset by a decrease in sales volumes of potash.

-
North America – The increase in sales is primarily due to an increase in selling prices of phosphate fertilizers, potash and phosphorus-based flame retardants, as well as higher sales volumes of potash, clear brine fluids and phosphate-based food additives.

-
South America – The increase in sales is mainly due to higher sales volumes of specialty agriculture products, including sales from our recently acquired Fertiláqua and ADS businesses, an increase of sales volumes and selling prices of phosphate fertilizers and potash, as well as higher sales volumes of acids and clear brine fluids. This increase in sales volume was partly offset by lower selling prices of clear brine fluids.

-	Rest of the world – The decrease in sales is mainly due to lower sales volumes of dairy proteins.

Financing expenses, net

Net financing expenses in the third quarter of 2021 amounted to $34 million, compared to $29 million in the corresponding quarter last year, an increase of $5 million.

The main changes were an increase of $2 million in interest expenses due to an increase in the average net debt. In addition, there was an increase of $2 million in long-term employee benefits provisions and lease revaluation, mainly due to higher appreciation of the Israeli shekel against the dollar during the corresponding period compared to the current quarter.

Tax expenses

In the third quarter of 2021, the Company’s tax expenses amounted to $45 million compared to $14 million in the corresponding quarter last year, reflecting an effective tax rate of 16% and 19%, respectively. The Company’s relatively low effective tax rate in the current quarter is mainly due to higher profit coming from lower effective tax jurisdictions, as well as realization of previous years' tax losses.

ICL Group Limited Q3 2021 Results 9

Results analysis for the period January – September 2021

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	3,726	(3,663)	63
Total adjustments YTD 2020*	-	303	303
Adjusted YTD 2020 figures	3,726	(3,360)	366
New Brazilian Businesses' contribution	185	(157)	28
Quantity	339	(237)	102
Price	522	-	522
Exchange rates	145	(180)	(35)
Raw materials	-	(143)	(143)
Energy	-	(8)	(8)
Transportation	-	(96)	(96)
Operating and other expenses	-	-	-
Adjusted YTD 2021 figures	4,917	(4,181)	736
Total adjustments YTD 2021*	-	13	13
YTD 2021 figures	4,917	(4,168)	749

* See "Adjustments to reported operating and net income (non-GAAP)" above.

-	New Brazilian businesses' contribution – In January 2021, the Company completed the acquisition of Fertiláqua and in July 2021, the acquisition of ADS.

-
Quantity – The positive impact on operating income was primarily due to higher sales volumes of bromine-based industrial solutions and bromine-based flame retardants, as well as acids and specialty agriculture products.

-
Price – The positive impact on operating income was primarily due to an increase in the selling prices of phosphate fertilizers and acids, an increase of $54 in the average realized price per tonne of potash, a record level of elemental bromine prices in China and higher selling prices of bromine- and phosphorus-based flame retardants.

-
Exchange rates – The unfavorable impact on operating income was primarily due to the appreciation of the average exchange rate of the Israeli shekel and the British pound against the dollar, which led to a negative effect on operating income. This was partly offset by the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar.

-
Raw materials – The negative impact on operating income was primarily due to higher prices of sulphur consumed during the period, and an increase in prices of raw materials used in the production of bromine- and phosphorus-based flame retardants.

-	Energy - The negative impact on operating income was primarily due to an increase in electricity prices.

-	Transportation – The negative impact on operating income was primarily due to higher marine transportation costs.

 ICL Group Limited Q3 2021 Results 10

The following table sets forth sales by geographical regions based on the location of the customers:

1-9/2021		1-9/2020
$ millions	% of Sales	$ millions	% of Sales

Europe	1,642	33	1,387	37
Asia	1,322	27	1,023	27
North America	857	17	631	17
South America	796	16	377	10
Rest of the world	300	7	308	9
Total	4,917	100	3,726	100

-
Europe – The increase in sales was primarily related to an increase in sales volumes of Innovative Ag Solutions segment products, an increase in sales volumes and selling prices of bromine- and phosphorus-based flame retardants, an increase in the selling prices of phosphate fertilizers and acids, together with the positive impact of the appreciation of the average exchange rate of the euro against the dollar. The increase was partly offset by a decrease in sales volumes of phosphate fertilizers.

-
Asia – The increase in sales was primarily related to an increase in sales volumes and selling prices of bromine-based flame retardants, bromine industrial solutions products, phosphate fertilizers and acids, an increase in the selling prices of potash, together with the positive impact of the appreciation of the average exchange rate of the Chinese yuan against the dollar. The increase was partly offset by a decrease in sales volumes of potash.

-
North America – The increase in sales primarily related to higher sales volumes and selling prices of phosphate fertilizers and potash, as well as higher sales volumes of phosphate-based food additives and phosphorus-based flame retardants. The increase was partly offset by a decrease in sales volumes and selling prices of clear brine fluids.

-
South America – The increase in sales primarily related to higher sales volumes and selling prices of phosphate fertilizers and potash, as well as higher sales volumes of acids, clear brine fluids and specialty agriculture products, which include sales from our recently acquired Fertiláqua and ADS businesses.

-	Rest of the world – The decrease in sales primarily related to lower sales volumes of dairy proteins.

Financing expenses, net

Net financing expenses in the nine-months period ended September 30, 2021, amounted to $84 million, compared to $112 million in the corresponding period last year, a decrease of $28 million. This decrease derives mainly from changes in hedging transactions results in the amount of $24 million.

Tax expenses

Tax expenses in the nine-month period ended September 30, 2021 amounted to $132 million, compared to tax expenses of $1 million in the corresponding period last year, reflecting an effective tax rate of about 20% and a negative effective tax rate of about 2%, respectively. The Company’s negative effective tax rate in the corresponding period derived mainly from the deferred tax effect of the significant impairment losses and provisions, related to the Rotem Amfert Israeli’s efficiency plan, which were subjected to a beneficiary tax rate.

 ICL Group Limited Q3 2021 Results 11

Industrial Products Segment information as at September 30, 2021 (Unaudited)

Segment Information

Industrial Products

The Industrial Products segment produces bromine out of a highly concentrated solution in the Dead Sea, as well as bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based flame retardants and functional fluids.

Results of operations

7-9/2021	7-9/2020	1-9/2021	1-9/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	387	270	1,195	919	1,255
Sales to external customers	383	267	1,183	909	1,242
Sales to internal customers	4	3	12	10	13
Segment Profit	105	50	324	223	303
Depreciation and amortization	16	19	47	54	77
Capital expenditures	18	16	49	61	84

Highlights and business environment

•
Elemental bromine: Sales improved year-over-year, mainly due to higher quantities and selling prices in China, as the third quarter of 2020 was characterized by lower demand following the COVID‑19 pandemic.

-	Elemental bromine market prices in China reached a record high during the third quarter of 2021, driven by strong demand for brominated flame retardants and limited local supply.

•
Bromine-based flame retardants: Sales benefited year-over-year, from increased demand in most market segments, supported by the segment’s production capacity expansions and as several long-term strategic agreements, signed earlier in 2021 entered into effect.

•	Clear brine fluids: The continued recovery in oil prices led to the renewal of drilling activities in several global regions and higher year-over-year demand.

•	Phosphorus-based flame retardants: Sales benefited year-over-year, from strong demand and supply constraints, including environmental restrictions, which have impacted Chinese producers.

•
Specialty Minerals: Most magnesia and calcium product lines were sold out, due to strong demand from the dietary supplements and pharmaceutical end-markets, and as selling prices continued to increase. Sales of Dead Sea salts also improved year-over-year, due to better pre‑season sales of magnesium chloride for deicing.

 ICL Group Limited Q3 2021 Results 12

Industrial Products Segment information as at September 30, 2021 (Unaudited)

Results analysis for the period July - September 2021

Sales	Expenses	Operating income
$ millions

Q3 2020 figures	270	(220)	50
Quantity	72	(33)	39
Price	44	-	44
Exchange rates	1	(5)	(4)
Raw materials	-	(16)	(16)
Energy	-	-	-
Transportation	-	(7)	(7)
Operating and other expenses	-	(1)	(1)
Q3 2021 figures	387	(282)	105

-
Quantity – The positive impact on the segment’s operating income was primarily due to an increase in sales volumes of bromine-based industrial solutions, as well as bromine-based flame retardants. This trend was mainly driven by strong demand in most end-markets supported by the segment’s production capacity expansion and several new long-term strategic agreements.

-
Price – The positive impact on the segment’s operating income was primarily related to a record level of elemental bromine prices in China and higher selling prices of bromine- and phosphorus-based flame retardants.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs.

-
Raw materials – The negative impact on the segment’s operating income was primarily due to an increase in prices of raw materials used in the production of bromine- and phosphorus-based flame retardants.

-	Transportation - The negative impact on the segment’s operating income was primarily related to higher marine transportation costs.

 ICL Group Limited Q3 2021 Results 13

Industrial Products Segment information as at September 30, 2021 (Unaudited)

Results analysis for the period January – September 2021

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	919	(696)	223
Quantity	181	(97)	84
Price	78	-	78
Exchange rates	17	(23)	(6)
Raw materials	-	(36)	(36)
Energy	-	1	1
Transportation	-	(13)	(13)
Operating and other expenses	-	(7)	(7)
YTD 2021 figures	1,195	(871)	324

-
Quantity – The positive impact on the segment’s operating income was primarily due to higher sales volumes of bromine- and phosphorus-based flame retardants, as well as bromine-and phosphorus industrial solutions products and specialty minerals products. This trend was mainly driven by strong demand in most end-markets, supported by the segment’s production capacity expansion and several new long-term strategic agreements.

-
Price – The positive impact on the segment’s operating income was primarily related to a record level of elemental bromine prices in China and higher selling prices of bromine- and phosphorus-based flame retardants, as well as specialty minerals products.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This was partly offset by the appreciation of the average exchange rate of the euro against the dollar.

-	Raw materials – The negative impact on the segment’s operating income was primarily related to higher prices of raw materials used in the production of bromine- and phosphorus-based flame retardants.

-	Transportation - The negative impact on the segment’s operating income was primarily related to higher marine transportation costs.

-	Operating and other expenses – The negative impact on the segment’s operating income was primarily related to higher royalties and sales commissions paid, due to higher revenue.

 ICL Group Limited Q3 2021 Results 14

Industrial Products Segment information as at September 30, 2021 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. The segment also produces and sells Polysulphate® from its Boulby mine in the UK, as well as salt and magnesium produced in the Dead Sea in Israel.

Results of operations

7-9/2021	7-9/2020	1-9/2021	1-9/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	436	313	1,233	967	1,346
Potash sales to external customers	310	224	860	703	979
Potash sales to internal customers	27	20	76	67	95
Other and eliminations (1)	99	69	297	197	272
Gross Profit	216	115	508	334	472
Segment Profit	83	28	155	80	120
Depreciation and amortization	42	42	121	123	166
Capital expenditures	63	76	200	192	296
Average realized price (in $) (2)	317	220	285	231	230

(1)
Primarily includes salt produced in underground mines in the UK and Spain, Polysulphate® and Polysulphate®-based products, magnesium-based products and sales of excess electricity produced by ICL’s power plants in Israel.

(2)
Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales quantities. The difference between Free On Board (FOB) price and average realized price is primarily due to marine transportation costs.

Highlights and business environment

•
Grain Price Index increased year-over-year, mainly due to an increase in prices of corn, soybean, wheat and rice by 44.0%, 28.1%, 51.6% and 11.6%, respectively. The increase in grain prices is mainly due to strong global demand.

•
The WASDE (World Agricultural Supply and Demand Estimates) report published by the USDA in October 2021 further supports the above-mentioned increase in grains prices, while showing a decrease in the expected ratio of global inventories of grain to annual consumption, to 28.3% for the 2021/22 agriculture year, compared to 29.1% for the 2020/21 agriculture year, and 30.4% for the 2019/20 agriculture year.

•
An increase of grain prices, especially of corn and soybeans, supported higher potash prices during the quarter, mainly in the U.S and Brazil. For additional information on potash prices and imports in key markets, see ‘Global potash market - average prices and imports’ table below.

•	ICL's average potash realized price per tonne of $317 was 13% higher compared to the second quarter of 2021 and 44% higher year-over-year.

•
In April 2021, ICL signed a contract with Indian Potash Limited (IPL), India’s largest importer of potash, to supply an aggregate 600,000 metric tonnes of potash, with mutual options for additional 50,000 metric tonnes, to be supplied through December 2021, at a selling price of $280 per tonne CIFFO (Cost Insurance and Freight Free Out) at the destination port. This price reflects a $50 per tonne increase on the previous contract price.

 ICL Group Limited Q3 2021 Results 15

Potash Segment information as at September 30, 2021 (Unaudited)

ICL Dead Sea

•	ICL Dead Sea’s P-9 pumping station is in commissioning and is expected to be fully operational by the beginning of 2022.

ICL Iberia

•
The Company has successfully completed the excavation of the ramp connecting the Cabanasses mine with the Suria plant, including the installation of operational equipment and infrastructure. The Company increased its production in Suria, following the commissioning of the ramp, and it expects to further increase the mine’s capacity.

•
In October 2021, an agreement was signed to terminate the partnership between the Company and Nobian, under which the Company will pay a net amount of approximately $17 million for Nobian's holding in Sal Vesta (51%), Nobian’s share in a joint venture (SOPAA) and for the net settlement of all additional disputes between the parties.

ICL Boulby

•	Production of Polysulphate® went up by 2% year-over-year to 195 thousand tonnes in the third quarter of 2021, while sales volume significantly increased by 92% year-over-year, to 217 thousand tonnes.

Magnesium Metal

•
Magnesium metal sales increased year-over-year, due to continued recovery of global end market demand - mainly from the aluminum industry - and higher prices. The increase in sales is attributed to a few sales agreements signed with new customers in the EU, Canada and Israel. In September 2021, the Chinese government announced limitations on electricity supply to energy intensive industries, including Magnesium Metal production, causing shortage of Chinese supply, which subsequently pushed price sharply upward.

 ICL Group Limited Q3 2021 Results 16

Potash Segment information as at September 30, 2021 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices	7-9/2021	7-9/2020	VS Q3 2020	4-6/2021	VS Q2 2021

Granular potash – Brazil	CFR spot ($ per tonne)	674	239	182.0%	383	76.0%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	409	241	69.7%	256	59.8%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	449	240	87.1%	281	59.8%
Potash imports
To Brazil	million tonnes	4	3.3	21.2%	3	33.3%
To China	million tonnes	1.5	2.9	(48.3)%	2	(25.0)%
To India	million tonnes	0.7	1.5	(53.3)%	0.59	18.6%

Sources: CRU (Fertilizer Week Historical Price: October 2021), FAI, Brazilian and Chinese customs data.

Potash – Production and Sales

Thousands of tonnes	7-9/2021	7-9/2020	1-9/2021	1-9/2020	1-12/2020

Production	1,152	1,064	3,326	3,319	4,527
Total sales (including internal sales)	1,064	1,111	3,287	3,333	4,666
Closing inventory	314	401	314	401	275

Third quarter 2021

-
Production – In the third quarter of 2021, production was higher by 88 thousand tonnes year‑over‑year, mainly due to increased production in ICL Iberia following the connection of the ramp to the Cabanasses mine.

-
Sales – The quantity of potash sold was 47 thousand tonnes lower year-over-year, primarily due to a decrease in potash sales to China and India. This was partly offset by an increase in sales to Brazil.

1-9/2021

-
Production – In the nine-month period ended September 30 ,2021, potash production was 7 thousand tonnes higher than the corresponding period last year, mainly due to increased production in ICL Iberia, which was impacted by an over two-week shutdown dedicated to connecting the ramp to the Cabanasses mine and the closure of the Sallent site at the end of June 2020.

-
Sales – The quantity of potash sold in the nine-month period ended September 30,2021, was 46 thousand tonnes lower year-over-year, primarily due to the decrease in potash sales to China. This was partly offset by an increase in sales to Brazil.

 ICL Group Limited Q3 2021 Results 17

Potash Segment information as at September 30, 2021 (Unaudited)

Results analysis for the period July – September 2021

Sales	Expenses	Operating income
$ millions

Q3 2020 figures	313	(285)	28
Quantity	24	(31)	(7)
Price	98	-	98
Exchange rates	1	(8)	(7)
Energy	-	(4)	(4)
Transportation	-	(32)	(32)
Operating and other expenses	-	7	7
Q3 2021 figures	436	(353)	83

-
Quantity – The negative impact on the segment’s operating income was primarily related to an unfavorable site mix, as the decrease in sales volumes of potash from ICL Dead Sea more than offset the increase in sales volumes of potash from ICL Iberia. This was supported by an unfavorable segment product mix.

-
Price – The positive impact on the segment’s operating income was primarily related to an increase of $97 in the average realized price per tonne of potash year-over-year, as well as an increase in the selling prices of FertilizerpluS products.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel and the British pound against the dollar, which led to a negative effect on the operating income.

-	Transportation – The negative impact on the segment’s operating income was primarily related to an increase in marine transportation costs.

-
Operating and other expenses - The positive impact on the segment’s operating income was primarily related to an increased production in ICL Iberia following the commissioning of the ramp, which connects the Cabanasses mine and the Suria site. This was partly offset by higher operational costs, as well as higher payments of royalties due to the increase in potash prices.

 ICL Group Limited Q3 2021 Results 18

Potash Segment information as at September 30, 2021 (Unaudited)

Results analysis for the period January – September 2021

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	967	(887)	80
Quantity	68	(74)	(6)
Price	179	-	179
Exchange rates	19	(42)	(23)
Energy	-	(10)	(10)
Transportation	-	(59)	(59)
Operating and other expenses	-	(6)	(6)
YTD 2021 figures	1,233	(1,078)	155

-	Quantity – The negative impact on the segment’s operating income was primarily related to a decrease in sales volumes of potash from both ICL Dead Sea and ICL Iberia.

-
Price – The positive impact on the segment’s operating income was primarily related to an increase of $54 in the average realized price per tonne of potash year-over-year, as well as an increase in the selling prices of FertilizerpluS products.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel and the British pound against the dollar, which led to a negative effect on the operating income. This was accompanied by the appreciation of the average exchange rate of the euro against the dollar, which contributed to the sales as much as it increased operational costs.

-	Energy - The negative impact on the segment’s operating income was primarily due to an increase in electricity prices, mainly in Europe.

-	Transportation – The negative impact on the segment’s operating income was primarily related to an increase in marine transportation costs.

-
Operating and other expenses – The negative impact on the segment’s operating income was primarily related to higher payments of royalties due to the increased prices of potash. This was partly offset by positive operational impact due to the increased production in ICL Iberia following the commissioning of the ramp.

 ICL Group Limited Q3 2021 Results 19

Phosphate Solutions Segment information as at September 30, 2021 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain, using phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Phosphate specialties sales of $346 million and operating income of $37 million in the third quarter of 2021 were approximately 18% and 6% higher, respectively, compared to the third quarter of 2020. The increase in operating income was driven mainly by strong sales volumes and higher prices, which offset increasing raw material prices. Despite ongoing industry-wide challenges in global logistics, the segment’s global production footprint allowed to secure reliable supply for its customers worldwide.

Sales of phosphate commodities amounted to $309 million, approximately 44% higher than the third quarter of 2020, mostly due to a significant increase in market prices and favorable exchange rates. Operating income of $56 million, a year-over-year increase of $63 million, is attributed mostly to higher prices and strong results of YPH, partly offset by higher costs of raw materials, mainly sulphur consumed during the quarter.

Results of operations

7-9/2021	7-9/2020	1-9/2021	1-9/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	655	506	1,823	1,447	1,948
Sales to external customers	630	488	1,754	1,392	1,871
Sales to internal customers	25	18	69	55	77
Segment Profit	93	28	210	45	66
Depreciation and amortization	55	55	166	156	210
Capital expenditures	53	56	172	180	275

Highlights and business environment

•	Phosphate salts sales were significantly up year-over-year, with higher sales of food grade phosphates and industrial salts.

-
Food grade phosphates: Sales were notably higher year-over-year, due to a continued focus on integrated solutions and next generation product development, also supported by volume increases in North America, as well as higher prices globally.

-
Industrial salts: Sales increased year-over-year, with higher demand in most regions and industries, including the industrial cleaning end-market. Sales were also supported by continued recovery from COVID-19 related weakness in 2020, as well as lower Chinese imports, mainly in Europe. Pricing levels increased notably year-over-year, as well.

•
White phosphoric acid (WPA) sales increased significantly year-over-year, driven by higher sales volumes in all regions, especially in South America, China and Europe, and as prices increased in all regions.

•
During 2021, the Company’s YPH joint venture in China has been experiencing growing demand for its specialty mono ammonium phosphate (MAP) solutions for production of lithium iron phosphate (LFP) batteries, destined for electric vehicles and other energy storage offerings. ICL is currently exploring ways to expand its presence in this evolving market in Asia, North America and Europe, through capacity expansions and business development.

 ICL Group Limited Q3 2021 Results 20

Phosphate Solutions Segment information as at September 30, 2021 (Unaudited)

•
Dairy proteins: Sales decreased year-over-year, due to reduced demand from key customers for organic products, which was only partially offset by higher volumes of conventional business. ICL continues to focus on expanding its global leadership position in the organic cow and goat ingredients market for high-end applications.

•
Phosphate fertilizers prices continued to increase during the third quarter of 2021, mainly in India and in the US (as detailed below), supported by the year-over-year increase in crop prices due to continued global food security concerns related to the COVID-19 pandemic. On October, 2021, the Chinese customs authorities began enforcing a guidance from September 2021, for fertilizer manufacturers to halt all exports through June 2022, in order to ensure sufficient domestic supply. In addition, the natural gas prices surged towards the end of the quarter, increasing prices pressure, mainly Nitrogen containing.

-
DAP buying activity in India continued to increase during the third quarter due to depleted inventories toward the Rabi agricultural season, resulting in price increases. This led the Indian government to further increase its Nutrient-Based Subsidy (NBS), for the second time this year.

-
DAP/MAP prices in the U.S. reached a 13-year high during the third quarter, with tight supply due to U.S. government’s first quarter 2021 decision to impose countervailing duties on phosphate imports from Morocco and from Russia. Hurricane Ida also contributed to market tightness due to the damages it caused to the Mississippi River system and to Mosaic’s plants, curtailing expected production by 300,000 tons of finished products in the quarter.

-	In Brazil, MAP prices continued to increase during the third quarter, despite lower seasonal demand, lower affordability, and high imports, mainly from China, Morocco and Russia.

-	Global sulphur market prices were mixed during the quarter, with increased prices in China due to increased phosphate fertilizer production, while prices declined in the Middle East and in other markets.

•
On October 29, 2021, OCP (Morocco) concluded its fourth quarter phosphoric acid supply contracts to India at a price of $1,330 per tonne (CFR 100% P2O5), an increase of $170 per tonne compared to the previous quarter. This is the seventh consecutive price increase indicated in these quarterly contracts since the first quarter of 2020, with an accumulated increase of $740/tonne, reflecting the continuing positive global sentiment in the phosphate commodity market.

          Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	7-9/2021	7-9/2020	VS Q3 2020	4-6/2021	VS Q2 2021

DAP	CFR India Spot	643	338	90%	565	14%
TSP	CFR Brazil Spot	629	246	156%	527	19%
SSP	CPT Brazil inland 18-20% P2O5 Spot	334	170	96%	250	34%
Sulphur	Bulk FOB Adnoc monthly contract	176	59	198%	185	(5)%

Source: CRU (Fertilizer Week Historical Prices, October 2021).

 ICL Group Limited Q3 2021 Results 21

Phosphate Solutions Segment information as at September 30, 2021 (Unaudited)

Results analysis for the period July - September 2021

Sales	Expenses	Operating income
$ millions

Q3 2020 figures	506	(478)	28
Quantity	10	5	15
Price	128	-	128
Exchange rates	11	(15)	(4)
Raw materials	-	(55)	(55)
Energy	-	-	-
Transportation	-	(11)	(11)
Operating and other expenses	-	(8)	(8)
Q3 2021 figures	655	(562)	93

-	Quantity – The positive impact on the segment's operating income was driven mainly by strong sales volumes of acids and salts.

-	Price – The positive impact on the segment's operating income was primarily related to an increase in the selling prices of phosphate fertilizers, acids and salts.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This was partly offset by the appreciation of the average exchange rate of the Chinese yuan against the dollar.

-	Raw materials – The negative impact on the segment’s operating income was due to higher prices of sulphur consumed during the quarter.

-	Transportation - The negative impact on the segment’s operating income was primarily related to an increase in marine transportation costs.

-	Operating and other expenses – The negative impact on the segment's operating income was primarily related to higher operating costs.

  ICL Group Limited Q3 2021 Results 22

Phosphate Solutions Segment information as at September 30, 2021 (Unaudited)

Results analysis for the period January – September 2021

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	1,447	(1,402)	45
Quantity	65	(41)	24
Price	243	-	243
Exchange rates	68	(70)	(2)
Raw materials	-	(95)	(95)
Energy	-	1	1
Transportation	-	(22)	(22)
Operating and other expenses	-	16	16
YTD 2021 figures	1,823	(1,613)	210

-	Quantity – The positive impact on the segment's operating income was primarily related to an increase in the sales volumes of acids, salts and phosphate-based food additives and phosphate fertilizers.

-
Price – The positive impact on the segment's operating income was primarily related to an increase in the selling prices of phosphate fertilizers and acids, as well as higher selling prices in the phosphate specialties business.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This was partly offset by the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar.

-	Raw materials – The negative impact on the segment’s operating income was due to higher prices of sulphur consumed during the period.

-	Transportation - The negative impact on the segment’s operating income was primarily related to an increase in marine transportation costs.

-
Operating and other expenses – The positive impact on the segment's operating income was primarily related to increased production at Rotem Amfert Israel and at the YPH joint venture, as well as cost-reduction initiatives implemented in 2020 as part of an efficiency plan for Rotem Amfert Israel.

  ICL Group Limited Q3 2021 Results 23

Innovative Ag Solutions Segment information as at September 30, 2021 (Unaudited)

Innovative Ag Solutions

The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as integrating and generating synergies from acquired businesses. ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

Results of operations

7-9/2021	7-9/2020	1-9/2021	1-9/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	387	173	865	568	731
Sales to external customers	379	168	852	557	715
Sales to internal customers	8	5	13	11	16
Segment Profit	46	6	88	35	40
Depreciation and amortization	9	7	23	19	25
Capital expenditures *	6	4	15	11	20

*	Not including capital expenditures as part of business combination. For further information, see Note 3 to the Company’s Interim Financial Statements.

Highlights and business environment

•
In July 2021, the Company successfully completed the acquisition of ADS (formerly known as - Compass Minerals). This strategic expansion positions ICL as the leading specialty plant nutrition company in Brazil, one of the world’s fastest growing agriculture markets. ADS offers a broad range of solutions for plant nutrition and stimulation, soil treatment, seed treatment and plant health, covering all key Brazilian crops and as such, significantly expands ICL’s product portfolio and profitability, while providing further seasonal balance between the Northern and Southern hemispheres.

•
Segment operating income was higher than in the third quarter of last year due to strong demand and higher sales volumes, including sales from newly acquired businesses in Brazil, and prices, favorable exchange rates, and product mix.

•
Sales to the specialty agriculture market increased year-over-year, due to higher sales of straight, liquid and controlled-release fertilizers, as well as a positive impact of exchange rates. The increase in sales volumes was recorded in most regions, mainly in Europe, China, North America, and South America - especially in Brazil.

•	Sales of the Turf and Ornamental business (T&O) increased year-over-year. Higher sales volumes and selling prices drove strong growth globally.

  ICL Group Limited Q3 2021 Results 24

Innovative Ag Solutions Segment information as at September 30, 2021 (Unaudited)

Results analysis for the period July – September 2021

Sales	Expenses	Operating income
$ millions

Q3 2020 figures	173	(167)	6
New Brazilian Businesses' contribution	177	(144)	33
Quantity	15	(9)	6
Price	14	-	14
Exchange rates	8	(8)	-
Raw materials	-	(8)	(8)
Transportation	-	(1)	(1)
Operating and other expenses	-	(4)	(4)
Q3 2021 figures	387	(341)	46

-	New Brazilian businesses' contribution - In January 2021, the Company completed the acquisition of Fertiláqua and in July 2021, the acquisition of ADS.

-
Quantity – The positive impact on the segment's operating income was primarily related to higher sales volumes of both specialty agriculture and turf and ornamental products, mainly straight and controlled-release fertilizers.

-	Price – The positive impact on the segment's operating income was primarily related to higher selling prices of specialty agriculture products.

-
Exchange rates –The appreciation in the average exchange rate of the euro against the dollar and the appreciation in the average exchange rate of the Israeli shekel against the dollar offset each other and had no impact on the segment's operating income.

-	Raw materials – The negative impact on the segment's operating income was primarily related to higher costs of commodity fertilizers and ammonia.

  ICL Group Limited Q3 2021 Results 25

Innovative Ag Solutions Segment information as at September 30, 2021 (Unaudited)

Results analysis for the period January – September 2021

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	568	(533)	35
New Brazilian Businesses' contribution	185	(157)	28
Quantity	48	(35)	13
Price	22	-	22
Exchange rates	42	(38)	4
Raw materials	-	(11)	(11)
Transportation	-	(1)	(1)
Operating and other expenses	-	(2)	(2)
YTD 2021 figures	865	(777)	88

-	New Brazilian businesses' contribution - In January 2021, the Company completed the acquisition of Fertiláqua and in July 2021, the acquisition of ADS.

-
Quantity – The positive impact on the segment's operating income was primarily related to higher sales volumes of both specialty agriculture and turf and ornamental products, mainly straight and controlled-release fertilizers.

-	Price – The positive impact on the segment's operating income was primarily due to higher selling prices of specialty agriculture products.

-
Exchange rate – The favorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the euro against the dollar, which contributed to the segment's revenue. This was partly offset by the appreciation of the average exchange rate of the Israeli shekel against the dollar.

-	Raw materials – The negative impact on the segment's operating income was primarily related to higher costs of commodity fertilizers and ammonia.

  ICL Group Limited Q3 2021 Results 26

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

Cash flows provided by operating activities amounted to $273 million, compared with $203 million in the corresponding quarter last year. This increase was mainly due to improved operating results.

Net cash used in investing activities

In the third quarter of 2021, the net cash used in investing activities amounted to $296 million, compared to $144 million in the corresponding quarter last year. The increase was mainly from higher cash paid for business acquisitions in Brazil, which was offset by proceeds from divestiture of businesses.

Net cash provided by (used in) financing activities

In the third quarter of 2021, the net cash provided by financing activities amounted to $2 million compared to the net cash used in financing activities in amount of $169 million in the corresponding quarter last year. The decrease derives mainly from net receipt of debt in the current quarter, compared with net repayments of debt in the corresponding quarter last year. This decrease was partly offset by higher dividend payments in the current quarter.

Outstanding net debt

In January 2021, the Company paid, as scheduled, $84 million of a private placement bond. In March 2021, the Company paid, as scheduled, NIS 392 million (approx. $118 million) Series E debentures, out of the total NIS 1,569 million (approx. $487 million).

As at September 30, 2021, ICL’s net financial liabilities amounted to $2,634 million, an increase of $216 million compared to December 31, 2020.

Credit facilities

The total amount of the Company's securitization facility framework is $300 million. As of September 30, 2021, ICL has utilized approximately $177 million of the facility’s framework.

In addition, ICL has long‑term credit facilities of $1,100 million, of which $150 million were utilized as of September 30, 2021.

In January 2021, ICL completed the acquisition of Agro Fertiláqua Participações S.A. for a consideration of about $122 million, which included a total net debt of $40 million. Subsequently, in March 2021, the Company signed a framework credit facility agreement with MUFG Bank for a period of two years, according to which the Company can withdraw up to BRL 230 million (about $42 million). As at the date of the report, the Company has withdrawn BRL 180 million (about $33 million), with a maturity date of March 2023.

In July 2021, the Company completed the acquisition of ADS, for approximately $420 million, which includes a total net debt of about $107 million and a performance‑based earnout of up to $18 million.

  ICL Group Limited Q3 2021 Results 27

In September 2021, the Company executed a new €250 million sustainability linked loan ("SLL") agreement, with a five-year term through 2026 and a fixed annual interest rate of 0.8%. The loan is an innovative step forward in the Company’s ongoing sustainability efforts and includes three sustainability performance targets. These targets were designed to align with ICL’s sustainability strategy and goals, and each will be assessed at specific times during the term of the loan by third-party certification.

As part of this effort, ICL is targeting an annual 4% to 5% reduction in direct and indirect Scope 1 and Scope 2 CO₂e emissions resulting from ICL global operations. As of the 2021 fiscal year, third‑party monitoring will begin, in accordance with the accounting and reporting standards published by the GHG Protocol.

The Company is also planning to expand its participation in Together for Sustainability (Tfs), a global initiative dedicated to developing and implementing a global supplier engagement program that assesses and improves sustainability sourcing practices. Through 2025, the Company is committed to add, each year, a significant number of Tfs qualified vendors, who meet criteria in the areas of management, environment, health and safety, labor and human rights, ethics, and governance.

In addition, ICL will continue to focus on inclusion, equality and expanding the representation of women among its senior management, executive and board of director roles. ICL has worked to increase the number of women in senior management, and this segment has already grown from 9% in 2018 to 19% in 2021. As part of the SLL, the Company has set a target for women to hold at least 25% of senior management roles, by the end of 2024.

In September 2021, ICL IBERIA signed a new loan agreement in the amount of €25 million with a 45-month term through 2025 and a fixed annual interest rate of 0.95%.

Subsequent Events

In October 2021, an additional bank joined the credit facility agreement, increasing the revolving credit facility by an additional $100 million, leading to a total amount of $1.2 billion. Most banks signed on to continue the credit facility agreement and from March 2023 to March 2025, the total credit facility will amount to $1 billion. For further information see Note 13 to the Company's  Annual Financial Statements.

Financial covenants

As at September 30, 2021, the Company is in compliance with all its financial covenants set forth in its financing agreements.

Critical Accounting Estimates

In the nine- and three-month periods ended September 30, 2021, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020.

  ICL Group Limited Q3 2021 Results 28

Board of Directors and Senior Management Updates

On March 1, 2021, Mr. Noam Goldstein entered into office as EVP, OEE&I and ceased serving as President, ICL Potash Division. Mr. Meir Mergi, SVP, ICL Dead Sea Operations & EHS, replaced Mr. Goldstein in leading ICL’s Potash division and is considered an office holder of the Company.

On March 17, 2021, the Board of Directors appointed Mr. Gadi Lesin as an independent director of the Company, until the next annual general meeting of shareholders.

On March 31, 2021, Mr. Chris Millington entered into office as EVP, Food & Specialty Phosphates and is considered an office holder of the Company.

On April 1, 2021, Mr. Eli Amon entered into office as EVP, Chief Commercial Officer, and ceased serving as EVP, ICL Innovative Ag Solutions Division. Mr. Elad Aharonson replaced Mr. Amon, and as of April 1, 2021, serves as President, ICL Innovative Ag Solutions Division and is considered an office holder of the Company.

On July 14, 2021, the annual general meeting of shareholders (“AGM”) approved the appointment, or reelection, of the members of the Company’s Board: Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin. The AGM further approved the appointment of Dr. Miriam Haran to serve as an external director of the Company for a three-year term, as well as the reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor.

On August 19, 2021, following completion of a 3-year term as an external director, Dr. Nadav Kaplan ceased serving as an external director of the Company.

In October 2021, Ms. Ruth Ralbag notified the Chairman of ICL's Board of Directors of her decision to resign from her position as an external director on the Company's Board of Directors, following her recent appointment to the position of CEO of Clalit Health Services in Israel, which will require all of her time. Ms. Ralbag's resignation has entered into effect as of November 3, 2021.

On October 11, 2021, the Company reported that Kobi Altman, ICL CFO, will be leaving the Company, as of January 1, 2022, and that Aviram Lahav will join ICL as CFO and become a member of the executive management team.

Risk Factors

In the nine and three-month periods ended September 30, 2021, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2020.

  ICL Group Limited Q3 2021 Results 29

Legal Proceedings

Item 8 in our Annual Report on Form 20-F for the year ended December 31, 2021, provides disclosure regarding the arbitration proceedings between the Company's subsidiary ICL Europe Coöperatief U.A. ("ICL Europe") and the Federal Democratic Republic of Ethiopia ("Ethiopia"), that were administrated by the Hague-based Permanent Court of Arbitration. ICL Europe commenced this arbitration to assert claims against Ethiopia under the Netherlands-Ethiopia Bilateral Investment Treaty (“BIT”) seeking compensation for losses to its investment in its Ethiopian potash project due to mistreatment by the Ethiopian Government. ICL Europe claimed that the Ethiopian tax authority imposed a discriminatory, arbitrary and baseless tax on ICL Europe’s Ethiopian project company, Allana Potash Afar Plc (“Allana Afar”). On July 9, 2021, the arbitration tribunal rendered its award. Despite indications that Ethiopia’s tax assessment was flawed, the tribunal interpreted the BIT as significantly limiting the BIT’s protections in relation to disputes regarding taxation. Among other things, this had the significant effect of precluding ICL Europe's claims that Ethiopia violated the requirement to accord fair and equitable treatment to ICL Europe's investments in Ethiopia. Consequently, the tribunal rejected ICL Europe's claims and ordered ICL Europe to pay an amount of approximately $2.5 million as reimbursement of arbitration costs in accordance with the applicable arbitration rules. Since 2017, Allana Afar is not included in ICL's consolidated financial statements. This award does not have a material impact on the Company’s Financial Statements.

For further information regarding legal proceedings and other contingencies, see Note 7 to the Company's Interim Financial Statements.

  ICL Group Limited Q3 2021 Results 30

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental regulatory legislative and licensing restrictions; laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2021 (the “Annual Report”).

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the third quarter of 2021 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first and second quarter of 2021 published by the Company (the “prior quarterly report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.

   ICL Group Limited Q3 2021 Results 31

Consolidated Financial Statements (Unaudited)

As at September 30, 2021 in Millions of U.S. Dollars

ICL Group Ltd

Condensed Consolidated Statements of Financial Position as at (Unaudited)

September 30, 2021	September 30, 2020	December 31, 2020
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	301	216	214
Short-term investments and deposits	88	98	100
Trade receivables	1,210	813	883
Inventories	1,409	1,233	1,250
Investments at fair value through other comprehensive income	103	42	53
Prepaid expenses and other receivables	350	346	341
Total current assets	3,461	2,748	2,841

Non-current assets
Investments at fair value through other comprehensive income	-	73	83
Deferred tax assets	157	121	127
Property, plant and equipment	5,632	5,368	5,550
Intangible assets	927	645	670
Other non-current assets	395	311	393
Total non-current assets	7,111	6,518	6,823

Total assets	10,572	9,266	9,664

Current liabilities
Short-term debt	597	614	679
Trade payables	885	669	740
Provisions	56	51	54
Other payables	740	633	704
Total current liabilities	2,278	1,967	2,177

Non-current liabilities
Long-term debt and debentures	2,426	2,125	2,053
Deferred tax liabilities	391	307	326
Long-term employee liabilities	606	602	655
Long-term provisions and accruals	276	268	267
Other	73	57	98
Total non-current liabilities	3,772	3,359	3,399

Total liabilities	6,050	5,326	5,576

Equity
Total shareholders’ equity	4,328	3,791	3,930
Non-controlling interests	194	149	158
Total equity	4,522	3,940	4,088

Total liabilities and equity	10,572	9,266	9,664

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 33

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020	December 31, 2020
$ millions	$ millions	$ millions	$ millions	$ millions

Sales	1,790	1,204	4,917	3,726	5,043
Cost of sales	1,101	839	3,163	2,641	3,553

Gross profit	689	365	1,754	1,085	1,490

Selling, transport and marketing expenses	288	191	763	562	766
General and administrative expenses	69	55	198	175	232
Research and development expenses	16	13	45	37	54
Other expenses	9	6	39	252	256
Other income	(14)	-	(40)	(4)	(20)

Operating income	321	100	749	63	202

Finance expenses	54	52	116	130	219
Finance income	(20)	(23)	(32)	(18)	(61)

Finance expenses, net	34	29	84	112	158

Share in earnings of equity-accounted investees	-	2	1	4	5

Income (loss) before income taxes	287	73	666	(45)	49

Provision for income taxes	45	14	132	1	25

Net income (loss)	242	59	534	(46)	24

Net income attributable to the non-controlling interests	17	5	34	8	13

Net income (loss) attributable to the shareholders of the Company	225	54	500	(54)	11

Earnings per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in dollars)	0.18	0.04	0.40	(0.04)	0.01

Diluted earnings (loss) per share (in dollars)	0.17	0.04	0.39	(0.04)	0.01

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,283,563	1,280,179	1,282,171	1,279,964	1,280,026

Diluted (in thousands)	1,287,267	1,280,403	1,285,875	1,280,190	1,280,273

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 34

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020	December 31, 2020
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss)	242	59	534	(46)	24

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	(73)	64	(91)	29	118
Change in fair value of cash flow hedges transferred to the statement of income	(6)	(6)	10	(8)	(54)
Effective portion of the change in fair value of cash flow hedges	-	1	(26)	(8)	53
Tax relating to items that will be reclassified subsequently to net income	2	1	4	4	-
	(77)	60	(103)	17	117

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	49	7	168	(7)	18
Gains (losses) from defined benefit plans	10	(13)	28	(1)	(15)
Tax relating to items that will not be reclassified to net income	(14)	2	(29)	(3)	(6)
	45	(4)	167	(11)	(3)

Total comprehensive income (loss)	210	115	598	(40)	138

Comprehensive income attributable to the non-controlling interests	16	13	36	13	23

Comprehensive income (loss) attributable to the shareholders of the Company	194	102	562	(53)	115

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 35

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020	December 31, 2020
$ millions	$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income (loss)	242	59	534	(46)	24
Adjustments for:
Depreciation and amortization	123	123	364	360	489
(Reversal of) Impairment of fixed assets	-	-	(9)	90	90
Exchange rate, interest and derivative, net	29	(4)	82	93	90
Tax expenses	45	14	132	1	25
Change in provisions	(4)	(3)	(13)	125	113
Other	(12)	-	(2)	8	5
	181	130	554	677	812

Change in inventories	(139)	(10)	(112)	52	54
Change in trade receivables	(34)	33	(208)	(42)	(89)
Change in trade payables	33	(55)	108	12	84
Change in other receivables	20	28	(20)	14	5
Change in other payables	55	24	26	(35)	54
Net change in operating assets and liabilities	(65)	20	(206)	1	108

Interest paid	(18)	(19)	(73)	(75)	(109)
Income taxes received (paid), net of refund	(67)	13	(88)	(11)	(31)

Net cash provided by operating activities	273	203	721	546	804

Cash flows from investing activities
Proceeds (investments) from deposits, net	109	(1)	207	28	34
Business combinations	(303)	-	(367)	(27)	(27)
Purchases of property, plant and equipment and intangible assets	(128)	(143)	(426)	(443)	(626)
Proceeds from divestiture of businesses net of transaction expenses	25	-	25	17	26
Other	1	-	4	5	10
Net cash used in investing activities	(296)	(144)	(557)	(420)	(583)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(68)	(35)	(169)	(88)	(118)
Receipt of long-term debt	620	182	1,117	1,059	1,175
Repayments of long-term debt	(458)	(375)	(913)	(926)	(1,133)
Receipts (repayments) of short-term debt, net	(92)	61	(108)	(47)	(52)
Receipts (payments) from transactions in derivatives	-	(2)	(18)	(4)	24
Other	-	-	-	-	(1)
Net cash provided by (used in) financing activities	2	(169)	(91)	(6)	(105)

Net change in cash and cash equivalents	(21)	(110)	73	120	116
Cash and cash equivalents as at the beginning of the period	318	323	214	95	95
Net effect of currency translation on cash and cash equivalents	4	3	14	1	3
Cash and cash equivalents as at the end of the period	301	216	301	216	214

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 36

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the three-month period ended September 30, 2021
Balance as at July 1, 2021	547	217	(355)	111	(260)	3,941	4,201	178	4,379

Share-based compensation	-	2	-	(1)	-	-	1	-	1
Dividends	-	-	-	-	-	(68)	(68)	-	(68)
Comprehensive Income	-	-	(72)	33	-	233	194	16	210
Balance as at September 30, 2021	547	219	(427)	143	(260)	4,106	4,328	194	4,522

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the three-month period ended September 30, 2020
Balance as at July 1, 2020	546	200	(474)	(16)	(260)	3,726	3,722	136	3,858

Share-based compensation	-	-	-	2	-	-	2	-	2
Dividends	-	-	-	-	-	(35)	(35)	-	(35)
Comprehensive Income	-	-	56	3	-	43	102	13	115
Balance as at September 30, 2020	546	200	(418)	(11)	(260)	3,734	3,791	149	3,940

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 37

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the nine-month period ended September 30, 2021
Balance as at January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	1	15	-	(11)	-	-	5	-	5
Dividends	-	-	-	-	-	(169)	(169)	-	(169)
Comprehensive income	-	-	(93)	132	-	523	562	36	598
Balance as at September 30, 2021	547	219	(427)	143	(260)	4,106	4,328	194	4,522

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the nine-month period ended September 30, 2020
Balance as at January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061

Share-based compensation	-	2	-	5	-	-	7	-	7
Dividends	-	-	-	-	-	(88)	(88)	-	(88)
Comprehensive income (loss)	-	-	24	(19)	-	(58)	(53)	13	(40)
Balance as at September 30, 2020	546	200	(418)	(11)	(260)	3,734	3,791	149	3,940

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 38

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the year ended December 31, 2020
Balance as at January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061

Share-based compensation	-	6	-	2	-	-	8	-	8
Dividends	-	-	-	-	-	(118)	(118)	(1)	(119)
Comprehensive income	-	-	108	17	-	(10)	115	23	138
Balance as at December 31, 2020	546	204	(334)	22	(260)	3,752	3,930	158	4,088

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 39

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

The Company together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, constructions, detergents, cosmetics, pharmaceuticals and automotive.

B.	Material events in the reporting period

The COVID-19 pandemic continues to create business and economic uncertainty and volatility in the global markets. At the same time, there is a recovery trend in the volume of economic activity around the world that leads on one hand, to significant demand for certain products and services and on the other hand, disruptions to worldwide supply chain routes and some raw materials. Despite the ongoing struggle with the pandemic around the world and the uncertainty about its duration, there has been a considerable recovery in Israel, among others, including a significant decrease in morbidity rates, which has led to removal of most restrictions. The Company continues to take measures to ensure the health and safety of its employees, suppliers, other business partners and the communities in which it operates in order to ensure, among others, the operation level, the proper functioning of its facilities around the world and to minimize the pandemic's potential impact on its business.

Manufacturing continues at the Company's sites around the world without interruptions. However, there is still a difficulty in assessing the future impacts of the pandemic on the Company's operations, inter alia, in light of the uncertainty of its duration, the extent of its intensity and effects on global supply chains and global markets, and additional countermeasures that may be taken by the governments and central banks.

ICL Group Limited Quarterly Report 40

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2020 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Classifications

The Company made a number of insignificant classifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said classifications have no effect on the total profit (loss).

ICL Group Limited Quarterly Report 41

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – Industrial Products segment produces bromine out of a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells mainly potash, salt, Polysulphate®, magnesium and electricity. Potash is produced in Israel and Spain, using evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company's FertilizerpluS product line is based mainly on Polysulphate®. The segment also includes magnesium activity under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces chlorine and sylvinite. In addition, the segment sells salt produced in its potash and Polysulphate® underground mines in Spain and the UK, respectively. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

 ICL Group Limited Quarterly Report 42

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, while integrating and generating synergies from acquired businesses.

In January 2021, the Company completed the acquisition of Fertiláqua, one of Brazil's leading specialty plant nutrition companies, and in July 2021, the acquisition of the South American Plant Nutrition business of Compass Minerals América do Sul S.A. (hereinafter - ADS).

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Innovative Ag Solutions segment develops, manufactures, markets and sells its products globally, mainly in Brazil, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled‑release fertilizers in the Netherlands, Brazil and the United States, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment product, and adjuvants in Brazil.

Other Activities – Business activities which include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. These activities are not presented as reportable segments, since they do not meet the required quantitative thresholds.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment, as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment's revenue, expenses and results include inter-segment transfers, which are based on transactions' prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of the financial statements' consolidation process.

 ICL Group Limited Quarterly Report 43

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2021

Sales to external parties	383	392	630	379	6	-	1,790
Inter-segment sales	4	44	25	8	-	(81)	-
Total sales	387	436	655	387	6	(81)	1,790

Segment profit (loss)	105	83	93	46	(3)	(9)	315
Other income not allocated to the segments							6
Operating income							321

Financing expenses, net							(34)
Income before income taxes							287

Depreciation and amortization	16	42	55	9	1	-	123

Capital expenditures	18	63	53	6	1	4	145
Capital expenditures as part of business combination	-	-	-	307	-	-	307

 ICL Group Limited Quarterly Report 44

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2020

Sales to external parties	267	274	488	168	7	-	1,204
Inter-segment sales	3	39	18	5	1	(66)	-
Total sales	270	313	506	173	8	(66)	1,204

Segment profit (loss)	50	28	28	6	(1)	(5)	106
Other expenses not allocated to the segments							(6)
Operating income							100

Financing expenses, net							(29)
Share in earnings of equity-accounted investees							2
Income before income taxes							73

Depreciation and amortization	19	42	55	7	-	-	123

Capital expenditures	16	76	56	4	-	6	158

 ICL Group Limited Quarterly Report 45

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2021

Sales to external parties	1,183	1,108	1,754	852	20	-	4,917
Inter-segment sales	12	125	69	13	1	(220)	-
Total sales	1,195	1,233	1,823	865	21	(220)	4,917

Segment profit (loss)	324	155	210	88	(7)	(34)	736
Other income not allocated to the segments							13
Operating income							749

Financing expenses, net							(84)
Share in earnings of equity-accounted investees							1
Income before income taxes							666

Depreciation and amortization	47	121	166	23	2	5	364

Capital expenditures	49	200	172	15	4	10	450
Capital expenditures as part of business combination	-	-	-	377	-	-	377

 ICL Group Limited Quarterly Report 46

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2020

Sales to external parties	909	846	1,392	557	22	-	3,726
Inter-segment sales	10	121	55	11	3	(200)	-
Total sales	919	967	1,447	568	25	(200)	3,726

Segment profit (loss)	223	80	45	35	(3)	(14)	366
Other expenses not allocated to the segments							(303)
Operating income							63

Financing expenses, net							(112)
Share in earnings of equity-accounted investees							4
Loss before income taxes							(45)

Depreciation and amortization	54	123	156	19	1	7	360

Capital expenditures	61	192	180	11	4	7	455
Capital expenditures as part of business combination	-	-	-	-	25	-	25

 ICL Group Limited Quarterly Report 47

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2020

Sales to external parties	1,242	1,183	1,871	715	32	-	5,043
Inter-segment sales	13	163	77	16	3	(272)	-
Total sales	1,255	1,346	1,948	731	35	(272)	5,043

Segment profit (loss)	303	120	66	40	(5)	(15)	509
Other expenses not allocated to the segments							(307)
Operating income							202

Financing expenses, net							(158)
Share in earnings of equity-accounted investees							5
Income before income taxes							49

Depreciation and amortization	77	166	210	25	3	8	489

Capital expenditures	84	296	275	20	6	15	696
Capital expenditures as part of business combination	-	-	-	-	26	-	26

 ICL Group Limited Quarterly Report 48

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

7-9/2021		7-9/2020		1-9/2021		1-9/2020		1-12/2020
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Brazil	385	22	115	10	701	14	331	9	447	9
China	288	16	209	17	788	16	566	15	806	16
USA	269	15	178	15	789	16	583	16	793	16
United Kingdom	87	5	73	6	302	6	262	7	336	7
Germany	74	4	69	6	263	5	246	7	327	6
Israel	70	4	67	6	208	4	197	5	260	5
Spain	64	4	53	4	212	4	177	5	243	5
France	64	4	59	5	205	4	183	5	238	5
India	48	3	57	5	134	3	139	4	194	4
Netherlands	36	2	20	2	98	2	75	2	95	2
All other	405	21	304	24	1,217	26	967	25	1,304	25
Total	1,790	100	1,204	100	4,917	100	3,726	100	5,043	100

 ICL Group Limited Quarterly Report 49

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2021
Europe	121	100	200	92	5	(23)	495
Asia	149	111	181	37	-	(2)	476
North America	86	46	132	28	-	(1)	291
South America	14	130	93	188	-	-	425
Rest of the world	17	49	49	42	1	(55)	103
Total	387	436	655	387	6	(81)	1,790

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2020
Europe	112	73	168	71	7	(20)	411
Asia	80	120	128	32	-	-	360
North America	60	8	101	26	-	(1)	194
South America	6	66	51	7	-	(1)	129
Rest of the world	12	46	58	37	1	(44)	110
Total	270	313	506	173	8	(66)	1,204

 ICL Group Limited Quarterly Report 50

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2021
Europe	407	376	572	334	18	(65)	1,642
Asia	427	314	473	117	-	(9)	1,322
North America	268	135	371	87	1	(5)	857
South America	49	271	267	210	-	(1)	796
Rest of the world	44	137	140	117	2	(140)	300
Total	1,195	1,233	1,823	865	21	(220)	4,917

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2020
Europe	338	305	510	267	22	(55)	1,387
Asia	284	317	329	100	-	(7)	1,023
North America	233	41	282	78	1	(4)	631
South America	23	164	175	16	-	(1)	377
Rest of the world	41	140	151	107	2	(133)	308
Total	919	967	1,447	568	25	(200)	3,726

 ICL Group Limited Quarterly Report 51

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2020
Europe	458	411	665	334	30	(76)	1,822
Asia	405	433	480	127	1	(14)	1,432
North America	299	86	372	105	2	(5)	859
South America	40	230	227	21	-	(1)	517
Rest of the world	53	186	204	144	2	(176)	413
Total	1,255	1,346	1,948	731	35	(272)	5,043

  ICL Group Limited Quarterly Report 52

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 4 - Intangible Assets

A. Intangible assets with an indefinite useful life

Goodwill and intangible assets having an indefinite lifespan are not amortized on a systematic basis but, rather, are examined at least once a year for impairment.

The goodwill is not monitored for internal reporting purposes and, accordingly, it is allocated to the Company’s operating segments and not to the cash-generating units, the level of which is lower than the operating segment, as long as the acquired unit is presented in the Company's reportable segments. The examination of impairment of the carrying amount of the goodwill is made accordingly.

The carrying amounts of the goodwill are as follows:

As of September 30	As of December 31
2021*	2020
$ millions	$ millions

Phosphate Solutions	114	116
Industrial Products	92	94
Innovative Ag. Solutions**	351	73
Potash	19	19
Other	18	18
	594	320

*  Commencing 2021, the Company conducts its annual impairment testing of goodwill in the third quarter.

**	The increase is mainly from the acquisitions of businesses in Brazil. For further information, see Note 7.

B. Annual impairment testing

The Company conducted its annual impairment test of goodwill and did not identify any impairment. The recoverable amount of the operating segments was determined based on their value in use, which is an internal valuation of the discounted future cash flows generated from the continuing operations of the operating segments.

The future cash flow of each operating segment was based on the segment approved five-year plan, which includes the segment estimations for revenues, operating income and other factors, such as working capital and capital expenditures. The segments' projections were based, among other things, on the assumed sales volume growth rates based on long-term expectations, internal selling prices and raw materials prices based on external data sources, when applicable and relevant.

The key assumptions used to calculate the operating segments' recoverable amounts are the nominal after‑tax discount rate of 8% and the long‑term growth rate of 2%, reflecting the industries and markets the Company is engaged in.

 ICL Group Limited Quarterly Report 53

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 5 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

September 30, 2021		September 30, 2020		December 31, 2020
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	423	409	96	101	89	96
Debentures bearing fixed interest
Marketable	1,512	1,721	1,467	1,660	1,625	1,870
Non-marketable	193	206	278	291	281	296
	2,128	2,336	1,841	2,052	1,995	2,262

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	September 30, 2021	September 30, 2020	December 31, 2020
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	103	114	136

Level 2	September 30, 2021	September 30, 2020	December 31, 2020
	$ millions	$ millions	$ millions

Derivatives designated as economic hedge, net	1	(43)	(32)
Derivatives designated as cash flow hedge, net	77	49	87
	78	6	55

(1)
In the nine and three-month periods ended September 30, 2021, the Company sold about 119 million of its shares in YYTH for a consideration of $202 million and about 55 million for a consideration of $125 million, respectively. As of September 30, 2021, the remaining balance of the shares was about 1.5% of YYTH's share capital. Subsequent to the date of the report, the remaining holding is about 0.5%, following an additional sale of 18 million shares for a consideration of $65 million.

 ICL Group Limited Quarterly Report 54

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 5 – Loans, Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures and loans. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

D. Developments in the reporting period

In September 2021, the Company entered into a new sustainability linked loan (SLL) agreement in the amount of €250 million, with a five-year term through 2026 and a fixed annual interest rate of 0.8%. The loan was entered into with a group of five leading global lenders.

The loan is an innovative step forward in the Company’s ongoing sustainability efforts and includes three sustainability performance targets: (1) an annual 4% to 5% reduction in direct and indirect Scope 1 and Scope 2 CO₂e emissions resulting from ICL global operations. (2) Through 2025, the Company is committed to adding a significant number of Tfs (Together for Sustainability) qualified vendors each year who meet criteria of management, environment, health and safety, labor and human rights, ethics, and governance and (3) for women to hold at least 25% of senior management roles, by the end of 2024.

Note 6 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - Non-marketable options

1.
In May 2021 and July 2021, the Company’s HR & Compensation Committee and the Board of Directors, approved an equity grant of about 647 thousand options in the form of non‑marketable and non-transferable options for no consideration, under the 2014 Equity Compensation Plan to two senior employees. The Fair value at the grant date (June 30, 2021) is about $859 thousand.

2.	In the nine and three-month periods ended September 30, 2021, 11.4 million options and 1.1 million options were exercised, respectively.

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)

February 10, 2021	March 16, 2021	34	0.03
May 5, 2021	June 16, 2021	67	0.05
July 27, 2021	September 1, 2021	68	0.05
November 3, 2021 *	December 15, 2021	107	0.08

*    The dividend will be distributed on December 15, 2021, with a record date for eligibility of December 2, 2021.

 ICL Group Limited Quarterly Report 55

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters

1.
In August 2021, the Israeli Economic Plan Bill (Legislative Amendments for the Implementation of Economic Policy for Budget Years 2021-2022), 5781-2021, was published, which consists of numerous legislative amendments and arrangements, including a proposal to amend the Capital Investments Encouragement Law (hereinafter - the amendment), regarding the treatment of profits accumulated in companies which are exempt from full tax, until they are distributed as a dividend ("trapped earnings").

The amendment proposes to repeal Section 74(d)(4) of the law, which allows a company to decide, when distributing a dividend, that the trapped earnings it has accumulated will not be distributed, and to stipulate that in any dividend distribution from companies holding trapped earnings a certain part of the distribution will be seen as a distribution of the trapped earnings. According to the proposed amendment, this section will be repealed despite the provision of "stability of benefits" set forth in section 72A of the Capital Investment Encouragement Law.

In addition, pursuant to the amendment, a temporary order for one year only is proposed, in the format set forth in Amendment 69 to the Capital Investment Encouragement Law, to encourage the distribution of trapped earnings as a dividend and the resulting tax payment, while providing a rebate on corporate income tax. The exact discount rate, which does not exceed 60% of the required tax, will be determined according to the rate of trapped earnings for which the tax will be paid under the temporary order. Eligibility for a discount at the aforesaid tax rate is conditional on the payment of this tax up to one year from the entry into force of the amendment, as well as on making investments in the companies' industrial plants over five years, in accordance with the formula set forth in the amendment. If the company chooses to enter the framework of the temporary order, the Company will pay tax in the amount of up to $75 million.

2.
Note 15 to the Company's Annual Financial Statements provides disclosure regarding an appeal filed by the Company in connection with tax assessments for the years 2012-2014 issued to the Company and a number of Israeli subsidiaries (hereinafter - the tax assessments). On September 14, 2021, a judgment was given approving a settlement agreement between the Company and the Tax Authority, for the final and complete settlement of all claims, demands and arguments of the Tax Authority against the Company in connection with such tax assessments. Following the settlement agreement, the Company paid a sum of approximately $30 million, plus interest and linkage. The Company has sufficient provisions in its accounts and therefore, the settlement has no material impact on its Financial Statements.

3.
Note 15 to the Annual Financial Statements provides disclosure regarding the Law for Taxation of Profits from Natural Resources in Israel and the Company's tax position. In March 2021, the Israeli Tax Authority (ITA) issued an assessment for the years 2016‑2017, which includes a demand for payment of surplus profit levy, in the amount of approximately $71 million, plus interest and linkage. The amount represents, in essence, the different interpretation regarding the measurement of operational property, plant and equipment. The Company submitted its objection to the ITA. As at the reporting date, no decision has yet been made regarding the said objection. The Company believes it is more likely than not that its position, as reflected in the objection before the tax authorities, will be accepted.

In accordance with the proposed Amendment number 3 to the Taxation of Profits from Natural Resources Law, the arrangement of tax collection should be altered. Currently, companies are not required to pay a disputed tax until a court ruling. Should the proposed amendment pass, companies will be required to pay 75% of the disputed tax after deciding to object the tax assessment, even if an appeal is filed with the court and a ruling has yet been made.

 ICL Group Limited Quarterly Report 56

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont'd)

4.
Note 18 to the Company’s Annual Financial Statements provides disclosure regarding the regulatory aspects, which are essential for securing the future of Rotem Amfert Israel's phosphate mining and production operations. Following are the main developments:

a.
Emission permit under the Israeli Clean Air Act (hereinafter - the Law) - In June 2021, the Company's emission permit was renewed until September 2023. The renewed permit reflects an updated outline of requirements. Postponement in the execution of a limited number of projects, was granted within the framework of an administrative order under Section 45 of the Law, received in July 2021.

b.
Mining concessions - Rotem Amfert Israel has two mining concessions valid until the end of 2021: Rotem Field (including the Hatrurim Field) and Zafir Field (Oron‑Zin). Positive recommendations were received from the Ministry of Energy, the Committee for Reducing Concentration and the Competition Authority, to extend the concessions for an additional period of three years. The Company continues to work with the relevant authorities to extend the validity of the above-mentioned concessions, which is subject to the approval of the Israeli Knesset's Finance Committee. The Company believes it is more likely than not that the extension of the concessions will be accepted on the required date.

c.
Energy production - In light of the expiration of the Company's license for oil shale production, in the second quarter of 2021, the Ministry of Energy approved the Company's plan to regulate the license areas in terms of safety and ecology, including removal of exposed oil shales. In order to ensure the continuity of energy production in Rotem Amfert Israel, and in accordance with the policy of the Ministry of Energy and the Ministry of Environmental Protection, the Company is working to accelerate the completion of a project to replace the existing installation with a natural gas-based steam boiler so it will be completed before the mined reserves of the oil shale are utilized.

d.
Barir field – The Company is acting to promote the plan for mining phosphates in Barir field (within the framework of NOP 14B), which was subject to legal proceedings in the Israeli Supreme Court. On October 11, 2021, the court decided to reject the petitions filed by Arad Municipality and other regional councils regarding the alleged impact of NOP 14B on public health. The court’s decision follows a decision by the National Planning and Building Council from August 2021, after hearing comments from the public, to incorporate the main points of an agreed outline formulated by government ministries in the provisions of NOP 14B, and submit the amended plan to the Government for approval.

e.
Dry and wet phosphogypsum storage – In October 2021, the new Urban Building Plan was approved, the main objectives of which are to regulate areas for dry and wet phosphogypsum storage reservoirs. According to the new Plan, the Company is required to obtain building permits involving fees. In light of the ambiguity of the guidelines regarding the calculation of the fees, there is a difficulty in estimating the future required outflows.

The Company estimates that it is more likely than not that the said approvals, permits, concessions and future phosphate rock sources will be granted within a timeframe which will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals, permits, concessions and future phosphate rock sources and/or the date of their receipt. Failure to obtain these approvals, permits, concessions and future phosphate rock resources, or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations.

 ICL Group Limited Quarterly Report 57

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont'd)

5.
The production process in YPH JV in China requires the Company to operate gypsum and flotation ponds that accumulate phosphogypsum fluid and other materials formed in the production processes. YPH is planning to expand its ponds area as part of its ongoing operational plan beyond 2021. The Company obtained most of the required certifications, and is working, with the support and coordination of the Yunnan government, to resolve the remaining issues and to reach an appropriate solution. The Company believes that it is more likely than not that an amicable solution will be found, within the required timeframe, in order to maintain the regular operation of the site. Failure to obtain a solution or significant delay in obtaining it may have a material impact on YPH's operation.

6.
Note 18 to the Annual Financial Statements provides disclosure regarding the arbitration proceeding conducted between Iberpotash, a Spanish subsidiary (IBP), and AkzoNobel (hereinafter - Nobian) for the termination of the partnership agreement between them. In March 2021, a final arbitration award was rendered determining that the agreement between IBP and Nobian remains in force, that IBP did not breach the agreement and therefore is not liable to Nobian for any damages, and that only Nobian can determine, within a reasonable time and in good faith, whether it prefers to terminate the agreement. In July 2021, the Company declared the completion of the salt production facility. In light of Nobian's objection to the Company's announcement and the non-compliance of its share in the agreement, on July 23, 2021, the Company notified Nobian on the agreement's termination. In October 2021, an agreement was signed to terminate the partnership between the Company and Nobian, under which the Company will pay a net amount of approximately $17 million for Nobian's holding in Sal Vesta (51%), Nobian’s share in a joint venture (SOPAA) and for the net settlement of all additional disputes between the parties.

7.
Note 17 to the Annual Financial Statements provides disclosure regarding the objection the Company submitted to the Water Authority, according to which it opposes charges for water drawn from drilling in the concession area and regarding the Company's objection to the Water Authority's decision to change its definition from "Supplier-Producer" to "Consumer-Producer".

In March 2021, a decision was made by the Water Authority, whereby despite the Company's objection, its definition should be changed to "Consumer-Producer", as defined in the Water Law, starting with the production license for 2021. The main implication of this change is an increase in the water rates of about $3 million per year for water drawn from drillings outside the concession area. The Company filed an appeal with the water court against the said decision and the parties presented their arguments in a preliminary hearing. A hearing for evidence presentation is scheduled for December 2021.

Regarding the Company's objection to the Water Authority's charges for water drawn from drilling within the concession area, in October 2021, the Water Authority informed the Company that water fees will not be charged for water production within the concession area.

 ICL Group Limited Quarterly Report 58

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont'd)

8.
In March 2021, an application for a class action was filed with the district court in Tel Aviv against the Company, Israel Corporation Ltd. and the controlling shareholder of Israel Corporation (hereinafter – the Respondents). The application includes a series of allegations concerning, among others, alleged misleading and violation of the Company’s reporting and disclosure obligations to the public under the Israeli Securities Law, 5728-1968, relating to the implications of the royalties' claim filed in 2011 by the State of Israel against its subsidiary, Dead Sea Works Ltd., pursuant to the Dead Sea Concession Law, 5721-1961, which was conducted and concluded within an arbitration proceeding. The applicant is a shareholder of the Company acting on behalf of a represented class including all those who acquired Company shares or Israel Corp. shares from August 17, 2011 and held them until May 27, 2014. According to the application, this group incurred alleged damages by the Respondents, and accordingly, the Court is requested to rule in favor of the group members who are shareholders of the Company, damages in the amount of about NIS 133 million (about $40 million) and in favor of group members who are shareholders of Israel Corp. the additional amount of NIS 57 million (about $17 million), as of May 27, 2014.

The Company rejects the claims made in the application and accordingly in September 2021, filed its response within the framework of the legal proceeding. Considering the preliminary stage of the proceeding there is a difficulty in estimating its outcome. No provision has been recorded in the Company's books.

9.
Note 18 to the Annual Financial Statements provides disclosure regarding the application for certification of a claim as a class action against the subsidiaries, Rotem Amfert Israel and Periclase, according to which severe and extreme environmental hazards, allegedly caused pollution of the groundwater aquifer and the Ein Bokek spring by industrial wastewater. In light of the petitioners' notification to the Court, on the decision to cease the mediation process and their request to renew the proceedings, in the third quarter of 2021, the court proceedings were renewed.

10.
Note 18 to the Annual Financial Statements provides disclosure regarding an application for certification of a class action against the Company, Israel Corporation, and office holders with respect to the manner in which the IT (Harmonization) project was managed and terminated. In July, 2021, the Tel Aviv District Court ruled that the Applicants may file a reply as well as an application for disclosure of documents and that in November 2021, instructions will be given regarding the continuation of the proceedings. Following this decision, the Applicants requested the Supreme Court to suspend the decision on the application to appeal, in relation to the District Court's ruling to delay the proceedings, until it receives its instructions regarding their continuation. On August 16, 2021, the Supreme Court denied the petitioners' request for leave to appeal. In addition, in September 2021, the Applicants filed a motion for disclosure of documents to the District Court in Tel Aviv, which, as decided by the court, will be discussed in a hearing scheduled for February 6, 2022. Considering the proceedings are in early stages and even suspended, there is a difficulty in estimating the chances the application will be accepted. No provision has been recorded in the Company's books.

 ICL Group Limited Quarterly Report 59

Notes to the condensed consolidated interim financial statements as at September 30, 2021 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont'd)

11.
As part of the collaboration between ICL's subsidiary in Spain (ICL Iberia) and the government of Catalonia to achieve environmental sustainability goals, the Company has undertaken to carry out restoration of the salt piles in its sites, mainly by processing and removing them to the sea via a Collector. In April 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of the Collector. The main highlights of the agreement include, among other things, the way in which the project will be managed, the financing aspects of the project, the definition of project costs and the determination of the operational maintenance mechanism, including usage costs. Based on the said agreement and the Spanish Water law, it was determined that ICL Iberia's share will be up to 90% of the project's cost (approximately $110 million), to be paid throughout the construction and operation period. The construction period is expected to extend over four years and the operation period is expected to be 25 years.

12.
Note 18 to the Annual Financial Statements provides disclosure regarding the agreement with Energean to supply natural gas (NG) and its announcement from June 2020, regarding postponement of the gas supply until the first quarter of 2022. In May 2021, Energean announced that the gas supply is expected to be further postponed until mid-2022. The Company has reserved all of its rights in relation to Energean's announcements. No significant impact is expected on the Company following the said delay. In the third quarter of 2021, the Company recognized contractual monetary compensation in the amount of about $8 million.

13.
As part of the Company's strategy to expand the specialty fertilizer business and focus on growing markets, such as achieving leadership positions in Brazil, a high‑growth specialty plant nutrition market, in January 2021, the Company completed the acquisition of Agro Fertiláqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, for a consideration of $122 million, including a net debt of $40 million.

In July 2021, the Company completed the transaction to acquire ADS (formerly known as ‑ Compass Minerals), which includes the South American Plant Nutrition business of ADS for a total consideration of about $420 million, including a net debt of about $107 million and a performance‑based earnout of up to $18 million. ADS offers a broad range of solutions for plant nutrition and stimulation, soil treatment, seed treatment and plant health, covering all key Brazilian crops and as such, will significantly expand ICL’s product portfolio and profitability, while providing further seasonal balance between the Northern and Southern hemispheres.

14.
In April 2021, the Company entered into a definitive agreement with China Sanjiang Fine Chemicals Company Limited to sell Jiaxing ICL Chemical Co. Ltd (ICL Zhapu), which is part of the Industrial Products segment, for a consideration of about $25 million. The transaction was completed in July 2021. As a result, in the third quarter of 2021, the Company recognized a capital gain of about $18 million, under other income.

15.
In accordance with the Company's policy regarding the periodic examination of the estimated useful life of Property, Plant and Equipment, in the first quarter of 2021, the Company conducted an examination of the estimated remaining useful life of Property, Plant and Equipment at its facilities in Israel, which was based on the Group's experience, level of maintenance and operation of the facilities over the years. According to the examination, it was found that following the increase in maintenance activity and the implementation of operational excellence processes, the life expectancy of certain Property, Plant and Equipment is higher than their previously estimated remaining useful life. Based on the assessment, the estimated useful life of the said assets was extended by 5-10 years, as of January 2021. The impact on the first nine months of 2021, is a reduction in depreciation expenses, of $22 million in earnings and the balance of $15 million as a change in inventory value.

 ICL Group Limited Quarterly Report 60

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: November 4, 2021